Exhibit 12.1
INTEL CORPORATION
STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Six Months Ended
	June 28,	June 30,
	2008	2007
Income before taxes	$4,484	$3,402

Adjustments:
Add fixed charges	72	59
Subtract interest capitalized	(38)	(24)

Income before taxes and fixed charges	$4,518	$3,437

Fixed charges:
Interest[1]	$8	$7
Capitalized interest	38	24
Estimated interest component of rental expense	26	28

Total	$72	$59

Ratio of earnings before taxes and fixed charges, to fixed charges	63	58

[1]	Interest within provision for taxes on the consolidated condensed statements of income is not included.